

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2010

Jenifer Osterwalder
Chief Executive Officer
FUSA Capital Corporation
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

> **Re:** **FUSA Capital Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 6, 2010**
> **File No. 000-50274**

Dear Ms. Osterwalder:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel